VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

April 9, 2021

Karina Dorrin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 12, 2021
File No. 333-250011

Dear Ms. Dorrin:

By letter dated February 26, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on February 12, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1

Corporate Structure, page 2

1.	Please revise your organizational chart to include the various entities discussed throughout your filing, including Vivaventures Fund LLC, Viva Energy Fund III, LLC and International Metals Exchange, LLC, as requested in prior comment 4.

Response: In Amendment No. 3 to Registration Statement filed on the date hereof (the “Amendment”) a revised organizational chart has been included, replacing the prior version.

Market For Our Common Stock and Related Stockholder Matters, page 24

2.	We note you have revised your disclosure to reflect that the OTC Pink does not constitute an established public trading market in response to prior comment 7 and reissue the comment in part. Please state the range of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included. See Item 201(a)(1)(iii) of Regulation S-K.

Response: Disclosure in the Amendment has been revised to include such ranges of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included.

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Exhibits

3.	Please file executed copies of your agreements and/or notes with Novus Capital Group LLC and TriValley and Triple T, including any amendments thereto, or tell is why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: Such documents have been filed as exhibits to the Amendment.

4.	We note that Exhibit 10.10 appears to contain redactions. Please clarify whether you are redacting information from Exhibit 10.10 and the basis for such redactions.

Response: Such redactions were made in accordance with the Company’s obligations to maintain confidentiality with respect to other party to such agreement, pursuant to the parties’ agreement.

5.	Please file executed copies of all agreements filed as exhibits.

Response: The following exhibits have been re-filed with the Amendment with conformed signatures included: 10.2, 10.3, 10.10, 10.15, 10.16, 10.22, 10.23, 10.24, 10.25 and 10.26.

General

6.	We note disclosure on pages 41 and 42 continues to state that you believe you may be able to generate $6 million from the sale of precious metals based on indications from potential buyers. As requested in prior comment 2, please revise to clarify the basis for this statement and disclose any material assumptions used in such estimates.

Response: Such amount was based on prior transactions; however, due to potential uncertainty in extrapolating such results, the Company has nevertheless determined to remove such disclosure to avoid any potential confusion.

7.	Please include the name(s) of the underwriter(s) in your next amendment.

Response: The name of the representative for the underwriters will be included in a subsequent amendment, following the Company’s having effected its reverse stock split.

8.	We continue to consider your revised disclosure in response to prior comment 6, and may have additional comments.

Response: The following analysis sets forth the basis for the conclusion that the Company is not an “Investment Company” as defined in the Investment Company Act of 1940 (the “Act”).

First, the Company’s position is that it is not an investment company under the Act because the Company is an “issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” (Section 3(b)(1) of the Act) As described and disclosed in the Company’s S-1 filed on November 12, 2020, as amended, the Company is engaged in the business of extracting hydrocarbons from contaminated soil. Holding investment securities is not part of the Company’s business plan and investment securities comprise a small portion of its assets. The Company has no intention to acquire any additional investment securities and the direction of its business, under the Board of Directors and management, is exclusively with respect to remediation and recovery of hydrocarbons and related businesses. The Company owns and finances assets related to such business.

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Additionally, the Company’s investment securities comprise approximately 11% of its total assets, far below the applicable threshold. (Rule 3a-1(a)) On an unconsolidated basis, at December 31, 2020, the Company had total assets of $35,922,161.83, with $4,048,411.23 in investment securities. Such investment securities are comprised of (i) shares of Scepter, Inc. (OTC: BRZL) valued at $3,360,000 (net of unrealized gain); (ii) shares of Odyssey, Inc. (OTC: ODYY) valued at $656,951.23; (iii) $5,000 of equity in VVMCI; and (iv) $26,640 of equity in Vivakor Middle East.

The Company holds ownership interests in the entities listed below:

•	Vivakor Middle East LLC, 49% owned;

•	VivaVentures Energy Group, Inc., 99.6% owned;

•	VivaVentures Management Company Inc. (VVMCI); 100% owned;

•	Viva Oil Sands, LLC; 100% owned.

On an unconsolidated basis, the value of the Company’s assets in Vivakor Middle East LLC, the subsidiary in which the Company holds less than a majority interest, is $18,438.62.

VVMCI holds ownership interests in multiple entities, however, the value of assets in such entities that are not wholly owned, and can be deemed investment securities, are valued at approximately $5,000. Furthermore, the Company does not receive any gain (or loss) in the income (or losses) of such entities, nor does the Company expect any profit from these investments, as, pursuant to such entities’ operating agreements, the Company has no claim to any assets of such entities and no requirement to fund any liability on their books.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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